SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification


                  Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg.
Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by METROPOLITAN EDISON COMPANY (the "Company")
                        -----------------------------------------------

                  This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

1. Type of the security or securities ("draft," "promissory note"). Medium-Term Notes, Series D (the "Notes")
       -----------------------------------------


2.     Issue, renewal or guaranty (indicate nature of transaction by _____).
       Issue
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3.     Principal amount of each security.     $100,000,000
                                           -----------------------------------

4.     Rate of interest per annum of each security.
       5.72% accruing from September 24, 2001
       ---------------------------------------------

5.     Date of issue, renewal or guaranty of each security.  September 24, 2001
                                                            -------------------

6.     If renewal of security, give date of original issue.  N.A.
                                                            -----

7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.") September 15, 2006
                                ------------------

8.     Name of the  person to whom each  security  was  issued,  renewed  or
       ---------------------------------------------------------------------
       guaranteed.  $100,000,000  aggregate principal  amount of Notes was sold
       ------------------------------------------------------------------------
       to  purchasers,  as  principal,  pursuant to the terms of that  certain
       -----------------------------------------------------------------------
       Selling Agency  Agreement dated August 11, 1999, as amended by a Letter
       --------------  -------------------------------------------------------
       Agreement dated September 19, 2001, between and among, Metropolitan
       ----------------------------------------------------------------------
       Edison Company, J.P. Morgan Securities Inc, ABN Amro Incorporated, First
       ------------------------------------------------------------------------
       Union Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith
       -----------------------------------------------------------------
       Incorporated.
       -------------



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9.     Collateral  given with each  security,  if any.  Initially,  the Notes,
                                                        ----------------------
       which are  issued  pursuant  to an Indenture (the "Senior Note
       --------------------------------------------------------------
       Indenture")  dated as of July 1, 1999,  between the Company and The Bank
       ------------------------------------------------------------------------
       of New York, as successor trustee (in such capacity,  the "Senior Note
       ----------------------------------------------------------------------
       Trustee"),  will be, in accordance with the Senior Note Indenture,
       ------------------------------------------------------------------
       secured by $100,000,000  aggregate principal amount of the
       ----------------------------------------------------------
       Company's first mortgage bonds issued  pursuant to the
       ------------------------------------------------------
       Indenture,  dated  November 1, 1944,  between the Company and The Bank
       ----------------------------------------------------------------------
       of New York, as Successor  Trustee,  as amended and  supplemented.
       ------------------------------------------------------------------
       However,  in  accordance  with the Senior Note Indenture,  on the date
       ----------------------------------------------------------------------
       that the Senior Note Trustee holds 80% or more of all of the Company's
       ----------------------------------------------------------------------
      outstanding first mortgage  bonds,  the Notes will no longer be secured by
      --------------------------------------------------------------------------
      any of the Company's  first mortgage  bonds. At that time, the Notes will
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      be unsecured  obligations of the Company and will rank equally with all
      -----------------------------------------------------------------------
      of its unsecured and unsubordinated indebtedness.
      -------------------------------------------------


10.    Consideration received for each security.   $99,500,000
                                                  ---------------------

11. Application of proceeds of each security. (Item 11 added by amendment in Release No. 7346, issued April 10, 1947 and effective May 1, 1947.) Repayment of outstanding short-term indebtedness.
       -------------------------------------------------


12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

       (a) the provisions contained in the first sentence of Section 6(b), ____

       (b) the provisions contained in the fourth sentence of Section 6(b), ___

       (c) the provisions contained in any rule of the Commission other
           than Rule U-48    X
                          ------

       (If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes,

-------------------
** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.
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


       regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence
       of Section 6(b).     N.A.
                        ----------

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. N.A.
                                                                 ------
15.    If the  security or  securities  are exempt from the  provisions  of
       Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52
                                    -------


                                         METROPOLITAN EDISON COMPANY



Date: October 1, 2001                    By: \s\  T. G. Howson
                                             -----------------------------
                                                  T. G. Howson
                                                  Vice President & Treasurer

















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